CALVIN B. TAYLOR BANKSHARES, INC.
 P. O. Box 5, 24 North Main Street, Berlin, Maryland 21811
(410) 641-1700

December 9, 2010

Mr. Michael Clampitt
Senior Attorney Advisor
United States Security and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

re: Calvin B. Taylor Bankshares, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 000-50047

Dear Mr. Clampitt:

This correspondence is in response to your letter dated November 29, 2010.

Form 10-Q for the period ended September 30, 2010
Loan Quality and the Allowance for Loan Losses, page 14

    In response to your request for additional information about real estate loans 90 days past due and non-accrual loans as of September 30, 2010, we include Attachment 1. The significant increase in total non-accrual loans from June 30, 2010 to September 30, 2010, resulted from the classification of a single loan with an outstanding balance of $1,842,727 as non-accruing during the third quarter of 2010.

    We appreciate the constructive comments that you have provided in your letter and the cooperation provided by your staff in answering our questions in preparation for this response. It is our goal to provide complete, meaningful, clearly stated disclosure to shareholders and other interested parties.

The Company and its management acknowledge that:
● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Raymond M. Thompson

Raymond M. Thompson
Chief Executive Officer

cc: Jennifer G, Hawkins, Principal Financial Officer

Calvin B. Taylor Bankshares
Correspondence December 9, 2010

Attachment #1
Loan	Days	Current	Original				Date in	Reason for	Latest appraisal		Partial	Specific allowance?
##	Past Due	balance	Amount	Orig Date	Type	Classification	Classification	classification	Date	Amount	Chg-off?	and lender notes

		Five largest loans 90 days past due & accruing, 09/30/10:
1	228	700,000	700,000	03/14/03	Non-farm/res	4-Substandard	06/16/09	>Non-payment	2003	675,000	No	No; Under contract for $1.1 MM
												for two properties w/ total
												balance of $952k (see Loan 3)

2	92	375,090	380,000	01/14/05	Non-farm/res	4-Substandard	01/24/10	>Non-payment	2004	400,000	No	No; TDR pending

3	149	252,218	255,000	06/04/04	5 or more res	4-Substandard	08/20/09	>Non-payment	2004	277,000	No	No; Under contract for $1.1 MM
												for two properties w/ total
												balance of $952k (see Loan 1)

4	95	164,114	170,000	09/27/06	Constr/Land	4-Substandard	07/22/10	>TDR (restructure)	2010	155,000	No	No; Auction & TDR pending;
												Bank obtaining additional
												collateral

5	94	97,404	100,000	03/29/06	1-4 Fam 1st	1-Pass	origination	>Slow pay	2010	100,300	No	No
		1,588,826	1,605,000

		Five most aged loans 90 days past due & accruing, 09/30/10:
1	228	700,000	700,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >

3	149	252,218	255,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >

6	134	94,127	100,000	04/19/06	Non-farm/res	5-Subst/Doubtful	10/07/10	>TDR (restructure)	2,006	162,000	No	No

7	101	78,280	85,000	12/21/04	Constr/Land	4-Substandard	07/22/10	>TDR (restructure)	2010	60,000	No	No; Auction & TDR pending;
												Bank obtaining additional
												collateral
8	95	164,114	170,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >
		1,288,739	1,310,000

		Five largest non-accruing loans, 09/30/10:
a	86	1,842,727	2,755,000	10/04/07	Non-farm/res	5-Subst/Doubtful	12/03/08	>Slow pay	2005	4,300,000	Yes;	None as of 09/30/10.
											$275k	$200k reserve recorded in
												in Nov. 2010
												Sale negotiations underway
												New appraisal ordered.

b	406	650,033	648,114	07/20/00	Non-farm/res	5-Subst/Doubtful	02/25/10	>Non-payment	2009	1,035,400	No	**No; Foreclosure pending
												(same collateral as
												Loan f, below)

c	165	267,434	275,000	10/18/05	1-4 Fam 1st	5-Subst/Doubtful	08/11/10	>Non-payment	2010	321,200	No	No; TDR pending

d	0	43,783	50,000	04/20/04	1-4 Fam 1st	5-Subst/Doubtful	09/23/09	>Slow pay	2010	154,300	No	No; TDR

e	0	43,430	65,000	07/27/93	1-4 Fam 1st	5-Subst/Doubtful	02/25/10	>Slow pay	2009	160,400	No	**No; Foreclosure pending

		2,847,407	3,793,114

		Five most aged non-accruing loans, 09/30/10:
b	406	650,033	648,114	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >

f	383	25,985	30,000	05/12/03	1-4 Fam 1st	5-Subst/Doubtful	02/08/10	>Non-payment	2009	1,035,400	No	**No; Foreclosure pending
												(same collateral as Loan b,
												above)
c	165	267,434	275,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >

d	0	43,783	50,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >

e	0	43,430	65,000	(1 of 5 largest; see above) >		> > > > > > >	> > > > > >	> > > > > > > >	> > > >	> > > > > >	> > > >	> > > > > > > > > >
		1,030,665	1,068,114